   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For August 31, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

RESCUE AT HARMONY’S KUSASALETHU MINE CONCLUDED

Johannesburg. Thursday, 31 August 2017. It is with great sadness that Harmony Gold Mining Company Limited (“Harmony” and/or “the company”) advises that rescue workers have located and recovered the bodies of the two remaining mineworkers who were unaccounted for until now, following a seismic event that resulted in a fall of ground at the Kusasalethu mine near Carletonville on Friday, 25 August 2017. All of the employees who were trapped underground, are now accounted for.

Harmony’s board of directors and management, expressed their heartfelt condolences to the families, friends and colleagues of Mr Matuba, Mr Mokhele and Mr Mokemane (all stope team members) and Mr Moganedi and Mr Sethafuno (both rock drill operators) who have lost their lives as a result of this tragic incident.

“Our condolences go out to the families and friends of those who lost their lives. We will continue to provide the necessary support to the families of the deceased. We are grateful to our colleagues and the scores of volunteer members of Mine Rescue Services from across South Africa for their unwavering commitment to the rescue operation. These rescue teams have demonstrated the utmost professionalism and courage under exceptionally challenging circumstances. We thank the Department of Mineral Resources (DMR), the Association of Mineworkers and Construction Union (AMCU) and the National Union of Mineworkers (NUM) for their collaboration that has made this possible,” said Peter Steenkamp, chief executive officer of Harmony.

Investigations into the incident, involving representatives of the company, organised labour and the health and safety directorate of the DMR will take place.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

or

Sihle Maake
Group Communcations Manager
+27 (0) 83 722 5467 (mobile)

or

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Johannesburg, South Africa

31 August 2017

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 31, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director